Amy Miller, Esq.

April 3, 2014

April 3, 2014

Amy Miller, Esq.

U.S. Securities & Exchange Commission                                 via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:      Vanguard Tax-Managed Funds (the “Trust”)

File No. 33-53683

Post Effective Amendment Number 51

Dear Ms. Miller,

This letter responds to your comments provided on April 1, 2014 on the above referenced post-effective amendment.

Comment 1:    Prospectus - Fund Summaries – Portfolio Turnover

Comment:        Please amend the text in this section of the prospectus to more closely conform to the text set forth in Item 3 of Form N-1A.

Response:        We will amend the text in each Fund Summary as requested.

Comment 2:    Prospectus – Tax Information

Comment:        Please add disclosure in this section stating that special tax rules apply if someone invests through a tax-deferred retirement account.

Response:        We will add the text to the Tax Information section of the Fund Summary for Vanguard Developed Markets Index Fund as requested.  The other funds in the Trust are not sold through tax-deferred accounts so we do not plan related text to those summary sections.

Comment 3:    ETF Shares Prospectus – Purchase and Sale of Fund Shares

Comment:        Please amend the text in this section to more closely conform to Item 6(c)(i) of Form N-1A.

Response:        We will amend the text as requested.

Amy Miller, Esq.

April 3, 2014

Comment 4:    SAI - Fundamental Investment Limitations

Comment:        The concentration policy does not specify that the SEC staff takes the position that a fund concentrates its investments if it invests more than 25% of its assets in any particular industry.  Please add this disclosure.

Response:        We will add the requested disclosure to the investment strategies and nonfundamental policies section of the SAI.  We include detail regarding certain of our fundamental policies in this section, so this placement is consistent with where we currently include details of our borrowing policy, commodities policies, and so on.

Comment 5:    Tandy Requirements

As required by the SEC, the Funds acknowledge that:

•         Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1538 with any questions or comments regarding the above response.  Thank you.

Sincerely,

Judith L. Gaines

Associate Counsel